UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AppFolio, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.0001

(Title of Class of Securities)
03783C100

(CUSIP Number)
December 31, 2016

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreas von Blottnitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,762 (1)
	6	SHARED VOTING POWER 491,950 (2)(3)
	7	SOLE DISPOSITIVE POWER 15,762 (1)
	8	SHARED DISPOSITIVE POWER 491,950 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,712 (1)(2)(3)(4)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (1)(2)(3)(4)(5)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03783C100	13G	Page 3 of 7 Pages

(1)
Consists of 15,762 shares of Class A Common Stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”), which includes 7,429 shares granted to the Reporting Person pursuant to a restricted stock award that are subject to repurchase by the Issuer until June 26, 2017.

(2)
This amount reflects the number of shares of Class B Common Stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) that may be deemed beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)
Consists of 491,950 shares of Class B Common Stock held of record by Oceanlink Investments Limited, which is managed by a board of directors that currently possesses voting and dispositive power with respect to these shares. Oceanlink Trust, of which the Reporting Person is a trustee and beneficiary, holds all of the equity interests of Oceanlink Investments Limited. The Reporting Person possesses shared power to revoke Oceanlink Trust and is, therefore, deemed to have shared voting and dispositive power over the shares held by Oceanlink Investments Limited.

(4)
In accordance with Rule 13d-3 under the Act, this percentage is based on 11,691,713 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one (1) vote, and each share of Class B Common Stock is entitled to ten (10) votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Stock.

(5)
There were 22,027,841 shares of Class B Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, including the shares of Class B Common Stock beneficially owned by the Reporting Person.

CUSIP No. 03783C100	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

AppFolio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

50 Castilian Drive
Goleta, CA 93117

Item 2(a)	Name of Person Filing:

Andreas von Blottnitz

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o AppFolio, Inc.
50 Castilian Drive
Goleta, CA 93117

Item 2(c)	Citizenship:

Germany

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

03783C100

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 03783C100	13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 507,712 (1)(2)(3)(4)(5)

(b) Percent of Class: 4.2% (1)(2)(3)(4)(5)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 15,762 (1)

(ii)	Shared power to vote or direct the vote: 491,950 (2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 15,792 (1)

(iv)	Shared power to dispose or to direct the disposition of: 491,950 (2)(3)

(1)
Consists of 15,762 shares of Class A Common Stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”), which includes 7,429 shares granted to the Reporting Person pursuant to a restricted stock award that are subject to repurchase by the Issuer until June 26, 2017.

(2)
This amount reflects the number of shares of Class B Common Stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) that may be deemed beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any sale or transfer, except in the limited circumstances described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)
Consists of 491,950 shares of Class B Common Stock held of record by Oceanlink Investments Limited, which is managed by a board of directors that currently possesses voting and dispositive power with respect to these shares. Oceanlink Trust, of which the Reporting Person is a trustee and beneficiary, holds all of the equity interests of Oceanlink Investments Limited. The Reporting Person possesses shared power to revoke Oceanlink Trust and is, therefore, deemed to have shared voting and dispositive power over the shares held by Oceanlink Investments Limited.

(4)
In accordance with Rule 13d-3 under the Act, this percentage is based on 11,691,713 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one (1) vote, and each share of Class B Common Stock is entitled to ten (10) votes. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Stock.

(5)
There were 22,027,841 shares of Class B Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, including the shares of Class B Common Stock beneficially owned by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 03783C100	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 03783C100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	Andreas von Blottnitz

	By:	/s/ Ida Kane, as Attorney-In-Fact for Andreas von Blottnitz